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Corinne Hoff Aventis Global Communications Tel.: +33 (0) 3 88 99 19 16 Corinne.Hoff@Aventis.com	Lisa Kennedy Aventis U.S. Communications Tel: +1-908-243-6361 Lisa.A.Kennedy@Aventis.com
Bethann Coyle Aventis Global Communications Tel: +1-908-231-5824 Bethann.Coyle@Aventis.com	Marisol Peron Aventis U.S. Communications Tel: +1-908-243-7592 Marisol.Peron@Aventis.com

Aventis Submits OptiClik™ Insulin Delivery Device for Approval

        Strasbourg, France, February 12, 2004—Aventis announced today that it has submitted marketing applications in Europe and the United States for the new OptiClik™, a reusable pen for administering Lantus® (insulin glargine [rDNA origin] injection). The cartridge for the OptiClik™, has also been submitted to the regulatory authorities in Japan.

        "The OptiClik™ follows more than two years of investment in developing a delivery device to help meet the needs of people with diabetes," explains Volker Keuth, Head of Medical Devices at Aventis in Frankfurt.

        "Upon approval, The OptiClik™ will provide patients with a new easy to use delivery option. It will complement Lantus®, the only 24-hour basal insulin analogue," adds Kim Carroll, Vice President, Diabetes at Aventis.

        The OptiClik™ will be used with Lantus®, the 24-hour basal insulin analogue, and is planned to be submitted for use with Apidra™ (insulin glulisine [rDNA origin] injection), Aventis' rapid-acting insulin analogue, which was submitted for registration in the European Union and the United States in June 2003.

About LANTUS® (insulin glargine [rDNA origin] injection)

        LANTUS® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years of age and older) with type 1 diabetes mellitus. LANTUS® demonstrates a consistent slow, prolonged absorption and a relatively constant concentration/time profile over 24 hours.

        LANTUS® must not be diluted or mixed with any other insulin or solution. If mixed or diluted, the solution may become cloudy, and the onset of action/time to peak effect may be altered in an unpredictable manner.

        The adverse events commonly associated with LANTUS® include the following: hypoglycemia, lipodystrophy, skin reactions (such as injection-site reaction, pruritus, rash), and allergic reactions. Hypoglycemia is the most common adverse effect of insulins, including LANTUS®. For additional information, please visit: www.lantus.com.

About Amaryl®(glimepiride tablets)

        In clinical studies, the most common side effects with Amaryl® are blood sugar levels that are too low (0.9% to 1.7%), dizziness (1.7%), weakness (1.6%), headache (1.5%), and nausea (1.1%). If you have liver or kidney problems, Amaryl® can be given with caution to people with those problems. As with other drugs similar to Amaryl®, there is a possibility of experiencing blood sugar levels that are severely low.

About Aventis' Diabetes Products

        Lantus® (insulin glargine [rDNA origin] injection), which was launched in Germany in 2000, in the U.S. in 2001, in the UK and Ireland in 2002, and in France and Japan and over 40 other countries in 2003, is expected to become the flagship of the Aventis diabetes portfolio. This novel basal insulin analogue with no pronounced peaks, which provides 24-hour basal glucose control while being administered just once per day, generated sales of € 487 million in 2003. The global rollout of Lantus® will continue in 2004. In addition to Lantus®, Aventis also offers Amaryl® (glimepiride tablets), a once-daily oral sulfonylurea as an adjuvant to diet and exercise that lowers blood glucose levels in type 2 diabetes. Amaryl® generated global sales of € 596 million in 2003. The Insuman® family of insulins generated sales of € 176 million globally in 2003.

        Pipeline products include Exubera® (human insulin powder), currently in phase III clinical trials, which is being developed in partnership with Pfizer, Inc., and DiaPep277™, a licensed compound that is under investigation in phase I/II clinical trials for the treatment of type 1 diabetes and Latent Auto-immune Diabetes of the Adult (LADA) which is being developed in cooperation with Peptor.

        Apidra™ (insulin glulisine [rDNA origin] injection), an injectable rapid-acting insulin analogue was submitted for registration in the European Union and the United States in June 2003. Also in June 2003, Aventis signed a licensing agreement with Zealand for the development and worldwide commercialization of AVE-0010, a GLP-1 (glucagon-like peptide-1) receptor agonist of the exendin class currently in phase I/II.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Commission des Opérations de Bourse" in France.